

05040464

EDSTATES
XCHANGE COMMISSION
ton, D.C. 20549

VE3-2505 nk

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MAR 3 1 2005
THOMSON FINANCIAL

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51968

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Blackwatch Brokerage Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

321 SUMMER STREET
(No. and Street)

BOSTON (City) MA (State) 02210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DEIRDRE NOONAN 617-239-8880
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

99 HIGH STREET (Address) BOSTON (City) MA (State) 02110 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


SEC MAIL
RECEIVED
PROCESSING
MAR 0 2 2005
WASH. D.C.
179
SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB

TH 3/21

OATH OR AFFIRMATION

I, DEIRDRE NOONAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BLACK WATCH BROKERAGE INC., as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Deirdre Noonan
Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIAN L. DAVIS
Notary Public
Commonwealth of Massachusetts
My Commission Expires
August 20, 2010

BLACKWATCH BROKERAGE INC.
(A Wholly Owned Subsidiary of The MacGregor Group, Inc.)

Statement of Financial Condition

December 31, 2004

Table of Contents



KPMG LLP
99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 988 0800
Internet www.us.kpmg.com

Independent Auditors' Report

The Board of Directors
Blackwatch Brokerage Inc.:

We have audited the accompanying statement of financial condition of Blackwatch Brokerage Inc. (the Company) (a wholly owned subsidiary of The MacGregor Group, Inc.) as of December 31, 2004 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Blackwatch Brokerage Inc. as of December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 25, 2005

BLACKWATCH BROKERAGE INC.
(A Wholly Owned Subsidiary of The MacGregor Group, Inc.)

Statement of Financial Condition

December 31, 2004

Assets		
Cash and cash equivalents	$	1,588,468
Receivables from clearing brokers and dealers		762,090
Deferred research-related expenses		535,671
Deposits with clearing brokers		150,000
Securities owned, at fair value		25,500
Total assets	$	3,061,729
Liabilities and Stockholder's Equity		
Account payable to Parent (note 3)	$	579,058
Accrued research - related expenses		353,054
		932,112
Common stock, $0.01 par. Authorized 3,000 shares; issued and outstanding 1,000 shares		10
Additional paid-in capital		1,364,931
Retained earnings		764,676
Total stockholder's equity		2,129,617
Total liabilities and stockholder's equity	$	3,061,729

See accompanying notes to financial statements.

BLACKWATCH BROKERAGE INC.
(A Wholly Owned Subsidiary of The MacGregor Group, Inc.)

Notes to Statement of Financial Condition

December 31, 2004

(1) Organization

Blackwatch Brokerage Inc. (the Company) is a registered broker-dealer under the Securities Exchange Act of 1934 and acts as an introducing broker whose accounts are cleared and carried by other broker-dealers on a fully disclosed basis. The Company is a wholly owned subsidiary of The MacGregor Group, Inc. (the Parent), which develops, markets, distributes, and sells trade order management software and connectivity solutions for institutional investment managers, brokers, hedge funds, pension plans, mutual fund companies, and trust companies throughout the United States of America and Europe.

The Company was incorporated in the State of Delaware on March 3, 1999, and commenced operations on December 23, 1999 subsequent to the grant of its application to the National Association of Securities Dealers, Inc. (NASD).

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The accompanying statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company invests its excess cash primarily in money market funds, which have strong credit ratings. These investments are subject to minimal credit and market risks.

Included in cash and cash equivalents is $1,530,000 of shares in a money market account.

(c) Revenue Recognition

The Company aggregates commissions across clearing brokers to satisfy the third-party soft dollar obligations of the Parent's institutional customers and other institutional firms. Commissions paid by customers to clearing firms are received from clearing brokers, and reported as commissions, net of payments to clearing brokers on a trade-date basis. Receivables arising from such commissions are generally collected within thirty days.

The Company accrues a portion of the commissions received from the clearing brokers in anticipation of future soft dollar payments. The average amount accrued is approximately two-thirds of the level of commissions paid by the customers to the clearing brokers. This amount is included within research-related expenses on the accompanying statements of operations. To the extent that actual soft dollar payments paid on behalf of any single customer exceed the amount accrued on the commissions generated from trades introduced on behalf of that customer, the excess amount is recorded as a deferred expense asset on the Company's statements of financial condition. A reserve against the deferred expense is established based upon reviews of the transaction activity of such

customers. As of December 31, 2004, no amounts have been reserved against the deferred expense balance of $535,671.

The Company also receives transaction revenue through agreements with certain alternative trading systems (ATSs), electronic communication networks (ECNs) and other broker-dealers. The amount paid under these agreements is based on the volume of shares executed over specified links to these ATSs, ECNs or other broker-dealers by Parent's customers.

(d) Income Taxes

The Company is included in the consolidated income tax returns filed by the Parent. Current and deferred income taxes are allocated by the Parent to its consolidated subsidiaries based upon the application of Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*, to each subsidiary as if it were a separate taxpayer. SFAS 109 requires the use of the asset/liability method of accounting for income taxes. Deferred income taxes are recognized for the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end, based on enacted tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to an amount, which is more likely than not realizable.

(3) Expense Allocation

The Company will reimburse the Parent for providing administrative and support services to the Company. These services included, but were not limited to, office space, telephone services, computer services, internal accounting, payroll, utilities, and other miscellaneous services. At December 31, 2004, the accompanying statement of financial condition includes a payable to the Parent for $579,058 in connection with these services. The financial statements may not necessarily be indicative of the financial position that would have existed or the results of operations or cash flows that would have occurred had the Company operated as an independent entity.

(4) Net Capital and Other Regulatory Requirements

The Company is subject to minimum capital requirements of the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under the Rule, the Company is required to maintain "net capital" equal to the greater of $5,000 or 6 2/3% of "aggregate indebtedness" (a maximum ratio of 15 to 1) as those terms are defined by the Rule. As of December 31, 2004, the Company's regulatory net capital of $1,295,917 exceeded required net capital of $62,140. "Aggregate indebtedness" was $932,110, resulting in a ratio of "aggregate indebtedness" to "net capital" of approximately 0.72 to 1.

The Company is exempt from the provisions of the Securities and Exchange Commission's Rule 15c3-3 under paragraph (k)(2)(ii) thereof.

(5) Income Taxes

At December 31, 2004, there are no deferred tax assets or liabilities.

(Continued)

(6) Related Parties

Certain directors and officers of the Company and/or Parent are minority owners in a broker-dealer and an alternative trading system.